

February 5, 2021

Hitomaro Yano
Executive Officer and Head of Treasury and Accounting
ORIX CORP
2-4-1 Hamamatsu-cho
Minato-ku
Tokyo 105-6135 Japan

> **Re: ORIX CORP**
> **Form 20-F for the Fiscal Period Ending March 31, 2020**
> **Filed June 29, 2020**
> **File 001-14856**

Dear Mr. Yano:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Period Ending March 31,2020

Mark Risks
Interest Rate Risk, page 158

1. Please tell us and disclose in future filings, the interest rate basis for your "floating" rate installment loans and long-term debt, including if you have any Libor exposure and the potential impact to your financial statements from the expected discontinuation of Libor. Also, include a risk factor concerning your Libor exposure, as appropriate.

Note. 3. Acquisitions and Divestitures, page F-43

2. We note you acquired subsidiaries in each of the last three years, in certain instances recognizing goodwill and in others, bargain purchase gains. Please tell us and disclose in future filings, your accounting policy for business combinations. Refer to ASC 805.

Note 26. Life Insurance Operations, page F-113

3.   Please provide the disclosures required by ASC 944-80-50 in your future filings. Alternatively, tell us why they do not apply to your variable annuity and variable life insurance activities.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance